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Securities And Exchange Commission
Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

Ault Incorporated
(Name of Subject Company)

Ault Incorporated
(Name of Person Filing Statement)

Common Stock, no Par Value
(Including the Associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

051503100
(Cusip Number of Class of Securities)

Frederick M. Green
Chief Executive Officer
Ault Incorporated
7105 Northland Terrace
Minneapolis, Minnesota 55428-1028
(763) 592-1900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Richard A. Primuth, Esq.
Jonathan B. Levy, Esq.
Lindquist & Vennum P.L.L.P.
4200 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402
(612) 371-3211

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Ault Incorporated

Schedule 14D-9

Item 1. Subject Company Information.

        The name of the subject company is Ault Incorporated, a Minnesota corporation (the "Company"). The address of the principal executive offices of the Company is 7105 Northland Terrace, Minneapolis Minnesota 55428-1018. The telephone number of the Company at its principal executive offices is (763) 592-1900.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Statement") relates is the Common Stock, no par value (the "Common Stock"), of the Company, together with the associated rights to purchase preferred stock (the "Rights") issued pursuant to the Rights Agreement, dated as of February 13, 1996, by and between the Company and Wells Fargo Bank N.A., formerly Norwest Bank of Minnesota, N.A. as Rights Agent (the shares of Common Stock together with any associated Rights are referred to in this Statement as the "Shares"). As of December 16, 2005, there were 4,861,192 Shares issued and outstanding.

Item 2. Identity and Background of Filing Persons.

        The filing person is the subject company. The Company's business address and business telephone number are set forth in Item 1 above.

        This Statement relates to the tender offer by Lakers Acquisition Corp, Inc., a Minnesota corporation ("Purchaser") and a wholly-owned subsidiary of SL Industries, Inc., a New Jersey corporation ("Parent"), to purchase all outstanding shares of Common Stock and the associated Rights, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated December 23, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"), at the purchase price of $2.90 per Share (the "Offer Price"), net to the tendering shareholder in cash, without interest.

        The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser with the Securities and Exchange Commission (the "Commission") on December 23, 2005. The Offer is being made pursuant to the terms of the Agreement and Plan of Merger, dated as of December 16, 2005, by and among Parent, Purchaser and The Company (the "Merger Agreement"). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser, and further provides that, following the purchase of Shares pursuant to the Offer and promptly after the satisfaction or waiver of certain other conditions, Purchaser will be merged with and into The Company (the "Merger"). The Company will continue as the surviving corporation after the Merger (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. As more fully described in Item 3 below, at the effective time of the Merger (the "Effective Time"), each outstanding Share, except for Shares owned by Parent or any subsidiary of Parent and Shares held by shareholders properly exercising their dissenters' rights under the Minnesota Business Corporation Act ("MBCA"), will be converted into the right to receive the Offer Price, net to the holder in cash, without interest.

        The Schedule TO states that the principal offices of Purchaser and Parent are located at 520 Fellowship Road, Mount Laurel, New Jersey 08054. The Company's SEC filings, including this Statement will be available on the Company's website under "Investor Relations—SEC Filings," at www.aultinc.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interests between The Company or its affiliates and (i) the Company executive officers, directors or affiliates, or (ii) Parent or Purchaser or its executive officers, directors and affiliates, see the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. In addition, shareholders should be aware of the following:

        Non Disclosure Agreement.    The summary of the Confidentiality Agreement contained in Section 13 of the Offer to Purchase and filed as Exhibit (d)(4) to the Schedule TO, which is being mailed to shareholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the terms of the Confidentiality/Exclusivity Agreement, which has been filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

        The Exclusivity Agreement.    The Exclusivity Agreements dated May 13, 2005 and October 12, 2005 summarized in Item 4. "The Solicitation or Recommendation—Background of the Transaction." Such summary is qualified in its entirety by reference to the terms of the Exclusivity Agreements which have been filed as Exhibits (e)(8)(1) and (e)(8(2) hereto and are incorporated herein by reference.

        The Merger Agreement.    The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 13 and 14 of the Offer to Purchase and filed as Exhibit (d)(1) to the Schedule TO, which is being mailed to shareholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Shareholders Agreement.    The summary of the Shareholders Agreement and the description of the conditions under which such agreements apply contained in Section 13 of the Offer to Purchase of Parent and Purchaser and filed as Exhibit (d)(2) to the Schedule TO, which is being mailed to shareholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Shareholders Agreement, which have been filed as Exhibit (e)(3) hereto and are incorporated herein by reference.

        Stock Option Agreement.    The summary of the Stock Option Agreement and the description of the terms of the Stock Option Agreement contained in Section 13 of the Offer to Purchase and filed as Exhibit (d)(3) to the Schedule TO, which is being mailed to shareholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Stock Option Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

        Parent's Designation of Persons to Be Elected to The Company Board of Directors.    The Merger Agreement provides that, promptly upon the acceptance for payment and purchase by Purchaser of a majority of all outstanding shares Common Stock that are not beneficially owned by Purchaser or its affiliates (for purposes of the Merger Agreement, shares that are subject to the Shareholders Agreement are not considered beneficially owned by the Purchaser) (the "Minimum Condition") pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the nearest whole number, as will give Parent representation on the Company Board of Directors equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of shares of Common Stock purchased by Purchaser bears to the total number of shares outstanding.

        In furtherance thereof, by letter to the Company, each of the Company's directors have conditionally submitted their resignations to be effective upon satisfaction of the Minimum Condition to facilitate Parent's designation of its representatives to the Board if it so chooses, and the Company has agreed to take any and all such action needed to cause Parent's designees to be appointed to the Board of Directors of the Company, including, without limitation, increasing the size of the Board of Directors of the Company (subject to the limitations set forth in the Company's Articles of Incorporation and the Company's By-Laws) and securing the resignation of directors in accordance with the terms of the resignation letters. The resignation letters are attached hereto as Exhibits (e)(6)(1) to (e)(6)(8), inclusive. The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's shareholders.

        The Merger Agreement provides that the Company shall use its best efforts to assure that at least two of the Company directors who are disinterested directors as of December 16, 2005 within the meaning of Minnesota Statutes Section 302A.673 subd. (1)(d) will continue to serve until the Effective Time. Notwithstanding anything in the Merger Agreement to the contrary, in the event that Parent's designees are elected to the Company's Board prior to the Effective Time, the affirmative vote of a majority of the Directors then in office who were also directors on December 16, 2005 will be required for the Company to (i) amend or terminate the Merger Agreement, (ii) extend or waive the time for performance of Parent's and Purchaser's respective obligations under the Merger Agreement or (iii) waive any of the Company's rights under the Merger Agreement.

        Indemnification and Insurance.    Pursuant to the Merger Agreement, the surviving Company has agreed, for a period of six years after the Effective Time (and until the disposition of any claims made during, and remaining outstanding at the end of, such six-year period), to indemnify and hold harmless each present and former director and officer of the Company (each an "Indemnified Party") against all liabilities arising out of actions or omissions in their capacity as an officer or director of the Company occurring at or prior to the Effective Time.

        The Merger Agreement also provides that prior to the Effective Time, the Company may purchase a tail insurance policy extending the Company's current directors and officer's liability insurance coverage to covering claims arising from acts or omissions occurring prior to the Effective Time subject to a limit on the cost of such coverage or, alternatively, the surviving company will, for six years after the Effective Time, either (i) maintain the Company's existing directors' and officers' liability insurance ("D&O Insurance") covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently covered by the Company's D&O Insurance subject to a limit on the amount of premium increase over the six years, or (ii) substitute therefor D&O Insurance with at least the same coverage containing terms and conditions no less advantageous, subject to a limit on the cost of such coverage based on a multiple of the current premium.

        Effects of The Offer And The Merger Under Company Stock Plans And Agreements Between The Company And Its Executive Officers.    The Merger Agreement provides that each outstanding option to purchase shares of Common Stock (each, a "Company Stock Option") granted under any stock option plan, program or agreement to which the Company or its subsidiaries is a party (collectively, the "Company Option Plans") that is outstanding immediately prior to the Effective Time, whether or not then exercisable, will be canceled and the holder will be entitled to receive from Parent an amount (the "Stock Option Consideration") in cash equal to the excess of (i) the product of (A) the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such Company Stock Option multiplied by (B) the number of shares of Common Stock subject to such Company Stock Option over (ii) any income tax or employment tax withholding required.

        The table on the following page sets forth, with respect to each of the executive officers and each of the directors of the Company, (i) the total number of Shares that may be acquired pursuant to Company Stock Options held by such persons, (ii) the weighted average exercise price of in-the-money options held by such persons, (iii) the number of vested but unexercised options that are in-the-money based on the $2.90 Offer Price, (iv) the number of in-the-money options that accelerate in connection with the Merger based upon the $2.90 Offer Price and (v) the total dollar value payable to such officer or director in connection with the cancellation of options based upon the $2.90 Offer Price after deducting the respective exercise prices applicable to the respective in the money Company Stock Options.

Name(1)	Total Option Shares	Weighted Average Exercise Price Per Share of in- the-Money Options ($)	Number of Vested Unexercised in- the-Money Options	Number of Unvested in-the- Money Options that Accelerate in the Merger	Aggregate Value of Options Payable to Officers and Directors ($)
Frederick M. Green	282,500	$2.375	6,250	18,750	$13,125
William J. Birmingham	0	0	0	0	0
Gregory L. Harris	133,500	$2.375	4,000	12,000	$8,400
Xiadong Wang	51,000	$2.375	6,000	10,000	$8,400
Carol A. Barnett	10,000	$2.46	2,000	0	$880
Lyron Bentovim	0	0	0	0	0
Brian T. Chang	6,000	$2.64	1,333	667	$520
John Colwell, Jr.	10,000	$2.64	1,333	667	$520
John Kassakian	17,000	$2.55	3,333	667	$1,400
David Larkin	14,000	$2.55	3,333	667	$1,400
Marvonia Walker	10,000	$2.55	3,333	667	$1,400
Officers and directors as a group	534,000	$2.502	30,915	44,085	$36,045

(1)
The following individuals are executive officers of the Company: Frederick M. Green, President and Chief Executive Officer, Gregory L. Harris, Vice President/Business Development, William J. Birmingham, Interim Chief Financial Officer, and Xiadong Wang, Vice President, Asia Pacific. The following individuals are non-employee directors of the Company: Lyron Bentovim, Carol A. Burnett, Brian T. Chang, John Colwell, Jr., John Kassakian, David Larkin and Marvonia Walker.

        Section 16 Matters.    Prior to the Effective Time, the Company will take all steps as may be required to cause any dispositions of Common Stock or Company Stock Options resulting from the Merger by each officer or director who is subject to Section 16(b) of the Exchange Act to be exempt from liability under Rule 16b-3 promulgated under the Exchange Act.

        Ault Incorporated Senior Management Change in Control Severance Pay Plan.    In 1998, the Company's Board of Directors approved the Senior Management Change in Control Severance Pay Plan (the "Severance Plan") that provides certain benefits to executive officers and senior management employees in the event of a termination of employment other than for cause or good reason in the 18 month period following a change in control. The following individuals are covered by the Severance Plan: Frederick Green, Gregory Harris, Xiaodong Wang, Linda Denson, Morgan Smith, James Vincent and Tim Cassidy. The Board adopted the Severance Plan to assist the Company in recruiting and retaining senior employees, assure continuity of executive officers upon a change in control, and ease the transition to new employment for executive officers and senior management that are terminated as a result of a change in control.

        Summary of Severance Benefits.    Eligible employees are entitled to severance benefits if employment is terminated within 18 months of a change in control for reasons other than death or for cause (as defined) or due to good reason (as defined). Severance benefits are also due if a termination occurs prior to a change in control if the termination of employment is a condition to the change in control transaction, or otherwise insisted upon by a party to the change in control transaction. Employees eligible for the Severance Plan consist of selected executive officers and senior management level employees. Severance benefits include: (i) a lump sum cash payment of one or two times the employee's base salary plus the maximum bonus that would be payable in the year of termination, (ii) continued or substantially equivalent health, dental, vision, life, disability and other benefits for the employee and dependents for one year, or an additional 15% of the lump sum payment plus any taxes due on such additional 15% in lieu of the Company continuing such benefits, (iii) up to 30% of base salary in outplacement counseling; (iv) additional payments to cover any excise taxes due on account of payments under the Severance Plan and (v) indemnification and advancement of expenses for any claims arising from the eligible participant's service to the Company subject to applicable law.

        Summary of Key Definitions.    The Severance Plan defines termination for "cause" which would disqualify a participant from severance benefits described above as: (i) gross misconduct materially and demonstrably injurious to the Company, (ii) willful and continued failure by the participant to perform substantially his or her duties after a demand for performance by the Board of Directors unless excused by incapacity caused by mental or physical illness, or (iii) conviction of willfully engaging in illegal conduct constituting a felony or gross misdemeanor which is materially and demonstrably injurious to the Company or which impairs the employee's ability to do his or her duties. The Severance Plan defines "good reason" that would permit a participant to terminate employment and receive severance benefits as: (i) an adverse change in the employee's status or position as an executive officer or senior management employee, (ii) a reduction in base salary, (iii) the failure to continue a material benefit plan, (iv) requiring the eligible employee to be based more than 25 miles from his or her officer prior to the change in control or (v) the failure of the successor company to assent to honoring the Severance Plan. A change in control under the Severance Plan is defined as: (i) a sale of all or substantially all assets of the Company, (ii) approval by shareholders of a plan to liquidate or dissolve the Company, (iii) a person acquiring more than 20% but less than 50% of the Company's Common Stock without prior Board approval, (iv) a merger in which the Company is owner of at least 50% but not more than 80% of the surviving company unless pre-approved the Company's Board of Directors, (v) a change in Board of Directors such that the directors prior to the change in control do not constitute a majority of the Board or (vi) a change in control required to be disclosed under the Exchange Act.

        Eligible Employees and Severance Benefits in this Transaction.    The transactions contemplated by the Merger Agreement would constitute a change in control under the Severance Plan. Consequently, eligible employees will be entitled to severance benefits described above if (A) within 18 months of the date the Purchaser first purchases shares of Common Stock pursuant to the Offer following satisfaction of the Minimum Condition and its Purchaser's designees are elected to and represent a majority of the Board of Directors their employment is terminated and (B) termination of their employment is (i) other than on account of death or cause, or (ii) due to good reason. Mr. Green, Mr. Harris and Mr. Wang are eligible for two times annual base salary and bonus, all other eligible employees are entitled to one-times annual base salary and bonus. The following presents the maximum amount of severance benefits that each eligible employee would be entitled to under the Severance Plan based on their fiscal 2005 base compensation and maximum bonus, assuming their employment terminates (i) other than on account of death or cause, or (ii) due to good reason and further assuming that the

Company made an after-tax payment of cash in lieu of providing certain Company-provided welfare benefits:

Name	Maximum Severance Benefit Assuming Maximum Cash Payment in Lieu of Certain Company Paid Welfare Benefits
Frederick M. Green	$810,511
Gregory L. Harris	$475,690
Xiadong Wang	$476,881
Linda Denson	$160,438
Tim Cassidy	$159,133
Morgan Smith	$183,233
James Vincent	$157,646

        A portion of the severance benefits, together with the acceleration and payment of the value of unvested in-the-money options, to certain individuals may exceed the limit on the deductibility of those payments to the Company and Parent, if the Company elects to pay after-tax cash in lieu of providing certain health, dental, vision, life, disability and other benefits for one year after termination of employment.

        Section 280G of the Code denies the deductibility by the paying corporation and imposes an excise tax on the recipient of certain so-called "parachute payments" made in connection with a "change in control" of the paying corporation. The Merger will constitute a change in control of the Company for purposes of Section 280G of the Code.

        A parachute payment is a payment in the nature of compensation to a "disqualified individual" if such payment is contingent upon a change in control. A disqualified individual is: (i) an employee, director or consultant of the Company who holds stock having a fair market that exceeds 1% of the fair market value of the Company's outstanding stock (including for this purpose, any vested options); (ii) officers of the Company who are among the highest paid 10% of all employees; or (iii) the highest paid employee of the Company. Messrs. Green, Harris and Wang are officers who are among the top 10% of employees by pay, and Messrs. Green, Harris and Lyron Bentovim (through his ability to control the shares held by Skiritai Capital, LLC) are more than 1% shareholders. Therefore each is considered to be among the disqualified individuals of the Company for purposes of Code Section 280G. To qualify as a parachute payment, the aggregate present value of all payments made or to be made to a disqualified individual in connection with the change in control must generally be in excess of three (3) times the individual's average annualized taxable compensation for the five (5) years preceding the year of the change in control (the "base amount").

        In most cases, the full amount of the payment contingent on a change in control is included in the calculation. However, if any parachute payment that would have been paid to the disqualified individual in the future accelerate or vest earlier as a result of the change in control, such as accelerated vesting of and payment for unvested, in-the-money options, only the difference between the payment and the present value of the future payment, plus an amount representing the fact that the disqualified individual does not have to perform future services (equal to 1% of the payment for each month the payment is accelerated), is included in the calculation.

        An excess parachute payment is an amount equal to the excess of any parachute payment over the portion of the base amount allocated to such payment. If an excess parachute payment is made, then the excess parachute payment is not deductible by the paying corporation. The disqualified individual is also liable, under Section 4999 of the Code, for a 20% excise tax on the excess parachute payment, in addition to ordinary income taxes. Under the Severance Plan, the Company or the Parent must reimburse the recipient for the amount of the excise tax on the excess parachute payment plus the amount of any income taxes (including any excise tax under Section 4999 of the Code on such tax reimbursement), such that the parachute payment is not reduced by the excise tax due under Section 4999 of the Code.

        The preceding summary of the Severance Plan is qualified in its entirety by reference to the Severance Plan, a copy of which is attached as Exhibit (e)(10) to this Statement and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

        Recommendation of The Board of Directors.    The Board of Directors of the Company (the "Board" or the "Board of Directors"), at a meeting held on December 16, 2005, unanimously determined that the terms of the Merger Agreement, including the Offer and the Merger, the Stock Option Agreement and Shareholders Agreement, are advisable, fair to and in the best interests of the shareholders of the Company. At this meeting, the Board approved the Merger Agreement, the Offer and the Merger and the other transactions contemplated by the Merger Agreement. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT. A letter to the Company shareholders communicating the Board's recommendation is filed herewith as Exhibit (a)(1) and is incorporated herein by reference.

  Background of the Transaction.

        On February 25, 2004, Warren Lichtenstein, Chairman and then Chief Executive Officer of SL Industries, and James Taylor, then Executive Vice President and Chief Operating Officer of SL Industries, met with Fredrick Green, Chairman and Chief Executive Officer of Ault, and Donald Henry, then Vice President and Chief Financial Officer of Ault, at Ault's offices in Minneapolis, Minnesota to discuss Ault's products and capabilities and possible business synergies that might exist between Ault and SL Industries.

        On March 4, 2004, Mr. Lichtenstein sent a letter to Mr. Green expressing SL Industries' willingness to offer to acquire all of the outstanding stock of Ault for $3.00 per share, either all cash or a combination of cash and SL Industries common stock, conditioned on satisfactory completion of due diligence, obtaining all necessary consents and approvals, certain other customary conditions and SL Industries' receipt of necessary financing.

        On March 8, 2004, the Ault Board met by conference call to discuss the February 25, 2004 visit of Messrs. Lichtenstein and Taylor and the March 4, 2004 written offer of SL Industries. The Board recognized the potential benefits of a combination with SL Industries, but considered the proposed offer inadequate in light of the prevailing market price for Ault stock and other factors. The Board authorized Mr. Green to contact Mr. Lichtenstein to indicate the Board was open to further discussions and exchanges of information with SL Industries with a view to reaching agreement on a combination of the two businesses that would offer more favorable terms to Ault's shareholders.

        Following the March 8, 2004 meeting of Ault's Board of Directors, Mr. Green spoke several times with Mr. Lichtenstein and Mr. Taylor. Mr. Green invited Mr. Taylor to visit Ault's facilities in Korea and China in conjunction with an upcoming trip by Mr. Green subject to obtaining a satisfactory written confidentiality agreement prior to the beginning of the visits.

        On March 22, 2004, Ault and SL signed a confidentiality agreement dated March 19, 2004, which is described in Section 13 of the Offer to Purchase under the heading: "The Merger Agreement and Other Agreements."

        On March 23, 2004, Mr. Taylor visited the Ault Korea facility in metropolitan Seoul, Republic of Korea with Mr. Green and Xioadong Wang, Ault's then Vice President Asia Pacific. On March 24,

2004, Messrs. Taylor and Lichtenstein visited the Ault facility in Xianghe, China and the Ault facility in Shanghai, China, with Messrs. Green and Wang.

        On April 6, 2004, Mr. Taylor and David Nuzzo, Vice President and Chief Financial Officer of SL Industries, met at Ault's headquarters in Minneapolis with Mr. Green, Mr. Wang, Mr. Henry, Gregory Harris, the Vice President of Sales and Marketing of Ault, Tim Cassidy, the Director of Engineering of Ault, and Brian Chang and John Colwell, Jr., directors of Ault, to conduct an overview of Ault's business and programs.

        From April through November 2004, representatives of SL Industries and Ault remained in contact regarding a possible transaction. Concurrently, Mr. Green held telephone conversations with representatives of a power supply division of a multi-national corporation regarding the acquisition of Ault. While general interest was expressed, no specific offer was suggested by Ault and no specific proposal was made by the other company.

        In August 2004, Messrs. Taylor and Nuzzo engaged in several telephone calls with Messrs. Green and Henry during which the Ault executives furnished new financial forecasts of Ault's anticipated activities and projected results of operations for the first quarter of Ault's 2005 fiscal year.

        Following receipt of such new forecasts, Messrs. Taylor and Green continued to engage in discussions regarding the valuation of Ault and a possible business combination.

        On October 11, 2004, Mr. Taylor met with Eric Zheng, Ault's plant manager at the Ault facility in Xianghe, China.

        On November 5, 2004, SL Industries received a letter from Ault granting SL Industries permission to approach Nidec America Corporation, the holder of Ault's outstanding Series B Convertible Preferred Stock, to try to buy the Series B Preferred Stock at a discount. SL Industries did not reach an agreement with Nidec America Corporation.

        On December 10, 2004, Mr. Lichtenstein sent a letter to Mr. Green indicating SL Industries' continued interest in acquiring Ault. SL Industries proposed a stock and cash transaction in which SL Industries would issue 0.111 shares of SL Industries common stock plus $2.00 in cash for each share of Ault common stock. For purposes of this proposal, SL Industries suggested valuing Ault's common stock at $4 per share and SL Industries common stock at $18 per share. SL Industries would also retire the Series B Preferred Stock at par plus accrued interest. The letter proposed that Ault agree to a 90 day exclusivity period and confirmed that the March 19, 2004 confidentiality agreement remained in full force and effect.

        On December 16, 2004 the Ault Board met by telephone conference call to discuss the December 10, 2004 offer letter. The Board considered the offer inadequate based on the then prevailing market price for Ault's common stock and other factors, but regarded the offer as a basis for further negotiation with assistance from an investment banking firm. The Board authorized Mr. Green, together with two independent directors, John Colwell and David Larkin, and counsel to interview and hire an investment banker and have the firm provide information to the Board regarding its strategic options. Between December 16, 2004 and January 13, 2005 Mr. Green, Mr. Colwell and Mr. Larkin interviewed several potential financial advisors.

        On January 13, 2005, Ault engaged Stephens Inc. of Little Rock, Arkansas, a firm with significant investment banking experience in the power supply industry, as its financial advisor.

        On January 18 and 19, the Ault Board of Directors met in Minneapolis, Minnesota for its regular Board planning meeting. On January 18 representatives of Stephens met with the Board and provided a detailed report and led a discussion regarding: (i) the power supply market, power supply market segments, other companies competing in the power supply market, stock price and trading volume information, and recent M&A transactions; (ii) Stehens' assessment of Ault's position in relation to smaller, "niche" players and the larger, high volume manufacturers of power supplies; (iii) strategic options available to the Company and the advantages and disadvantages of the various options; and, (iv) other companies that might be interested in acquiring Ault. This and other information was discussed in relation to Ault's strategic plan that, in addition to sales, marketing and product development initiatives, contemplated the sale of Ault Korea and the sale of Ault's headquarters building in Minneapolis Minnesota. At the conclusion of the discussion with the Stephens representatives, the directors concluded that Ault should, in the near term, focus on completing the sale of Ault Korea, selling the Brooklyn Park property and pursuing its current sales and marketing strategy, while continuing discussions with SL Industries and regularly reviewing Ault's strategic options in 2005.

        On February 23, 2005, Stephens Inc. sent a written presentation to Mr. Lichtenstein setting forth a combination analysis and transaction rationale for a potential business combination of SL Industries and Ault and Mr. Lichtenstein and James Johnson, a Vice President of Stephens Inc., engaged in a telephone call regarding the written presentation.

        On April 13, 2005 the Ault Board of Directors held a special meeting by telephone conference call. During the meeting, Mr. Johnson provided information with respect to alternatives available to Ault in light of the continued interest of SL Industries in acquiring Ault, factors which might improve SL's valuation of Ault, as well as risks associated with not attempting to negotiate a transaction with SL. The possibility of exploring the interest of other power supply companies was also discussed, although Mr. Johnson advised and management confirmed that SL was the most logical purchaser and should be kept engaged. The Board also discussed contacting other potential buyers would involve risk in regard to disrupting Ault's business and relationships with customers. Mr. Johnson recommended that SL be contacted immediately and informed that Ault was inclined to initiate a sales process, but that Ault was willing to entertain an improved offer that would preempt the sales process. At the end of the meeting, the Board authorized Mr. Johnson to contact SL regarding the discussion, advise SL Industries that the offer it submitted on December 10, 2004 was not acceptable and indicate to SL that Ault would be contacting other potential buyers regarding their interest in acquiring Ault.

        On April 14, 2005, Mr. Lichtenstein received a telephone call from Mr. Johnson in which Mr. Johnson stated that Ault's Board of Directors was officially declining the offer proposed in the December 10, 2004 letter and that Ault would likely begin pursuing other strategic alternatives in the near future.

        On April 28, 2005, Mr. Lichtenstein, Mr. Taylor, Mr. Nuzzo and Glen Kassan, then President of SL Industries, met in New York City with Messrs. Green, Henry and Johnson. At the meeting, the participants reviewed a written presentation dated April 28, 2005 prepared by Stephens Inc. setting forth an analysis of Ault and the merits of a possible combination of Ault and SL Industries and explored the potential synergies of such a combination and an outline of a possible transaction.

        On April 29, 2005, Mr. Taylor sent a letter to Mr. Green offering $3.70 per share, in cash, conditioned on satisfactory completion of due diligence, obtaining all necessary consents and approvals, and certain other conditions. The offer was not subject to financing.

        On May 5, 2005 the Ault Board met by telephone conference call and received Stephens Inc.'s analysis from Mr. Johnson regarding the $3.70 offer of SL Industries. While the $3.70 cash offer was viewed favorably, the Board directed Mr. Johnson to seek an improved offer.

        On May 6, 2005, Mr. Lichtenstein received a telephone call from Mr. Johnson in which Mr. Johnson stated that the Ault Board of Directors would be willing to recommend to Ault's shareholders $4.00 per share as opposed to SL Industries' offer of $3.70 per share.

        On May 10, 2005 the Ault Board met by telephone conference call. The Board was advised SL Industries was willing to increase their offer to $3.75 cash per share. The Board was advised by

Stephens Inc. that in its opinion an offer of $3.75 was a good price and that it should be seriously considered. The Board also discussed the form of transaction proposed by SL Industries and certain proposed terms other than price, including the proposed termination fee. At the conclusion of the discussion, the Board gave preliminary approval to SL Industries' $3.75 per share offer, subject to obtaining changes to other, non-price terms proposed by SL Industries. The Board also appointed a special committee of disinterested directors, consisting of directors Carol A. Barnett, Brian T. Chang, John L. Colwell, David J. Larkin and Marvonia Pearson Walker, with authority to separately evaluate any proposed transaction with SL under the Minnesota Control Share Acquisition Act and the Minnesota Business Combination Act.

        On May 10, 2005, Mr. Lichtenstein received a telephone call from Mr. Johnson in which Mr. Lichtenstein was advised that Ault agreed to a price of $3.75 per share of Ault common stock, in cash, conditioned on satisfactory completion of due diligence, obtaining all necessary consents and approvals, and certain other conditions, but not subject to financing.

        Thereafter, Ault and SL Industries executed a letter dated May 13, 2005 expressing SL Industries' willingness to conduct due diligence and negotiate a definitive purchase agreement to acquire all of the outstanding capital stock of Ault for a consideration of $3.75 per share of common stock in cash with no financing contingency. The letter provided for a 30 day exclusivity period and extended to June 30, 2006 a provision of the March 19, 2004 confidentiality agreement (the "Non-Diversion Provision") in which SL Industries agreed not to divert or attempt to divert any business or customer of Ault or its affiliates or employ or attempt to employ or divert an employee of Ault or any of its affiliates (other than unsolicited applicants or applicants responding to a general solicitation not targeted to employees of the Company or its affiliates). The letter permits Ault's Board of Directors, subject to its fiduciary duties, to respond to unsolicited offers. If Ault accepts an alternative proposal during the exclusivity period, SL Industries would be entitled to reimbursement for its out-of-pocket expenses, including fees and disbursements of counsel and other advisors, not to exceed $300,000.

        Representatives of SL Industries commenced due diligence activities with respect to Ault and counsel for SL Industries and Ault commenced preparation and negotiation of transaction documentation.

        On May 24, 2005, the Ault Board of Directors met by telephone conference call to receive an update on progress in negotiating the definitive agreements for the proposed transaction. Areas of disagreement apart from price were discussed and Mr. Johnson was instructed to advise SL Industries regarding the Board's position on open points. Following the meeting, on May 24, 2005, Mr. Taylor received a telephone call from Mr. Johnson in which they discussed various issues with respect to a proposed merger between the parties.

        On May 27, 2005, the Ault Board met in person to receive a detailed presentation from Stephens Inc. regarding the fairness of the proposed transaction with SL Industries from a financial point of view. Following the presentation, the Board approved the proposed transaction subject to resolving open points in the definitive documents.

        In late May 2005, SL Industries, in the course of certain of its due diligence activities, uncovered what it considered to be significant accounting discrepancies in Ault's financial records.

        On June 2, 2005, Mr. Kassan, Mr. Taylor, Mr. Nuzzo, Louis Belardi, SL Industries' Corporate Controller, and Sharon Bromberg of the accounting firm of JH Cohn LLP, accounting advisors to SL Industries, advised Messrs. Green and Henry of these discrepancies in a conference telephone call. Ault advised SL Industries that its auditors in China were beginning their field work in connection with the audit of the financial statements of Ault's China operations and that Ault's representatives and Ault's auditors would begin an investigation of the issues raised by JH Cohn.

        On June 6, 2005 the Ault Board met by telephone conference call. The Board was advised on the status of resolving open issues in the definitive agreements with SL Industries. The Board also received a preliminary report on the issues raised by JH Cohn and was advised as to the steps being taken to investigate the issues raised.

        On June 20, 2005, Mr. Taylor received a telephone call from Mr. Green in which he confirmed that there were certain accounting discrepancies and indicated that Ault would need further time to review and investigate these discrepancies. Mr. Green was advised that SL Industries wanted to defer completion of negotiations to acquire Ault pending the completion of the investigation by Ault management and its auditors of the accounting discrepancies and that SL Industries would need to review audited financial information for fiscal 2005, information regarding any adjustments applicable to earlier periods and a revised projection of fiscal 2006 results before resuming negotiations.

        On June 21, 2005 the Ault Board met for its regularly scheduled meeting. At the meeting the Board received a report from management as to the status of the investigation into the accounting discrepancies discovered in Ault's China operations and received preliminary information as to possible adjustments for fiscal 2005 and earlier periods. At the meeting it was agreed the Board's audit committee would supervise the investigation and interface with the Company's auditors regarding the impact of the discrepancies and the action to be taken. The Board was also advised that SL Industries wanted to defer completion of negotiations to acquire Ault pending the completion of the investigation by Ault management and its auditors of the accounting discrepancies and that SL Industries had indicated it would need to review audited financial information for fiscal 2005, information regarding any adjustments applicable to earlier periods and a revised projection of fiscal 2006 results before resuming negotiations.

        SL Industries then suspended activities with respect to a transaction with Ault while Ault management and its auditors continued to investigate the accounting discrepancies in the China operations.

        By letter dated June 30, 2005, SL Industries and Ault agreed to extend the exclusivity period set forth in the May 13, 2005 letter to end on August 1, 2005.

        On July 25, 2005, SL Industries received a new written presentation from Stephens Inc. setting forth a combination analysis and transaction rationale for a potential business combination of SL Industries and Ault.

        On or about July 25, 2005, a conference telephone call was held among Messrs. Taylor, Kassan and Nuzzo and Messrs. Green, Henry and Johnson to discuss the status of Ault's investigation of accounting discrepancies in its China operations and a new forecast for Ault for 2006.

        By letter dated July 28, 2005, SL Industries and Ault agreed to extend the exclusivity period set forth in the letter of May 13, 2005 to end on August 19, 2005.

        On August 1, 2005 the Ault Board met and received an update regarding discussions with SL Industries. The Board was advised that SL Industries continued to be interested in acquiring Ault but would need to complete its due diligence investigation particularly in regard to China financial reporting issues. In accordance with a request from SL Industries, the Board agreed SL Industries' period of exclusivity under the May 13, 2005 letter agreement would be extended to end on August 19, 2005.

        On August 5, 2005, Ault issued a press release announcing its full year fiscal 2005 financial results and that it would be restating its financial results for the fiscal year ended May 30, 2004 and for the first three quarters of fiscal 2005.

        On August 18, 2005, Messrs. Taylor, Kassan and Nuzzo met with Mr. Green, Mr. Cassidy, Mr. Harris, Mr. Wang, William Birmingham, Ault's then newly appointed interim Chief Financial

Officer, Randy Smith, Ault's Accounting Coordinator, and Jeremy Welsand, a partner at Grant Thornton LLP, Ault's independent auditors, at Ault's headquarters in Minneapolis to review Ault's financial results for fiscal 2005, the restatement of Ault's financial results for its fiscal year ended May 30, 2004 and for the first three quarters of fiscal 2005, as well as management's updated forecast for fiscal 2006.

        By letter dated August 22, 2005, SL Industries and Ault agreed to extend the exclusivity period set forth in the May 13, 2005 letter to end on September 2, 2005.

        The Ault Board held a regularly scheduled meeting on August 23. At the meeting Mr. Johnson and Mr. Green reported on the August 18 meeting and other matters related to the status of discussions with SL Industries. The Board was advised the Company would be responding to further due diligence requests and that a revised offer from SL Industries was expected.

        On August 31, 2005, Mr. Taylor communicated by telephone to Mr. Johnson a proposal to purchase all outstanding shares of Ault common stock for $3.00 per share in cash, conditioned on satisfactory completion of due diligence, obtaining all necessary consents and approvals, and certain other conditions, but not subject to financing.

        On September 2, 2005, the Ault Board met by telephone conference call to discuss SL Industries $3.00 per share offer. The Board received a presentation by Mr. Johnson as to the offer. The Board discussed the offer and alternatives. The Board determined that $3.00 per share was not adequate and agreed the minimum price that would be acceptable would be $3.50 per share.

        On September 7, 2005, Mr. Taylor received a telephone call from Mr. Johnson in which Mr. Johnson advised that Ault's Board of Directors had met and determined that the minimum price they would recommend to shareholders was $3.50 per share.

        On September 12, 2005, Mr. Taylor and Mr. Lichtenstein held a telephone call with Mr. Johnson to discuss the separation between the SL "bid" of $3.00 per share and the Ault "ask" of $3.50 per share.

        From September 14, 2005 until September 19, 2005, Mr. Taylor and Mr. Johnson had several conversations by telephone as a result of which they ultimately agreed, on September 19, 2005, that Mr. Johnson would present an offer to the Ault Board providing for a price of $3.30 per share in cash conditioned on satisfactory completion of due diligence, obtaining all necessary consents and approvals, and certain other conditions, but not subject to financing. This offer was communicated to Ault by a letter dated September 19, 2005 from Mr. Taylor. On September 27, 2005, SL Industries sent another letter to Ault clarifying certain aspects of its offer of $3.30 per share in cash.

        Representatives of SL Industries resumed their due diligence activities with respect to Ault.

        On October 9, 2005, Mr. Lyron Bentovim, a Managing Director of Skiritai Capital, the beneficial owner of approximately 14.8% of all outstanding Ault shares, became a member of Ault's Board. Mr. Bentovim was also added to the special committee of disinterested directors established pursuant to Minnesota law to separately consider and act on any proposal submitted by SL Industries.

        On October 11, 2005 Mr. Taylor sent a letter to Ault providing further clarification of certain terms of the offer contained in his September 19, 2005 letter, as clarified by his September 27, 2005 letter, relating to negotiation of the proposed break-up fee and expense reimbursement and the minimum condition with respect to shares to be tendered in the offer.

        Ault and SL Industries executed a letter dated October 12, 2005, similar to the May 13, 2005 letter, expressing SL Industries' willingness to conduct further due diligence and negotiate a definitive purchase agreement to acquire all of the outstanding capital stock of Ault for a consideration of $3.30 per share of common stock in cash with no financing contingency. The letter provided for a 30 day exclusivity period and extended to October 14, 2006 the Non-Diversion Provision of the March 19, 2004 confidentiality agreement.

        On October 17, 2005, Mr. Taylor, Eugene Ruddy, President of Condor D.C. Power Supplies, Inc., a subsidiary of SL Industries, and J.D. Anderson, Vice President—Operations of Condor, met with Mr. Wang, Eric Zheng, the plant manager for Ault's facility in Xianghe, China, and Mr. Shu, assistant plant manager at the Ault Xianghe facility, at the Ault Xianghe facility to review Ault's China operations.

        On October 21, 2005, Mr. Taylor and Mr. Ruddy met with Mr. Wang, Mickey Huang, the Ault Shanghai engineering manager, and Lucy Hu, an Ault Shanghai sales executive, at the Ault Shanghai facility in Shanghai, China to review Ault's engineering and sales programs in China.

        On November 1, 2005, Messrs. Taylor and Ruddy met with Messrs. Green, Cassidy and Harris to review Ault's sales and engineering programs.

        In November 2005, counsel for Ault and SL Industries resumed negotiation and preparation of transaction documentation and largely resolved non-price issues that were unresolved in early June 2005 when SL Industries suspended its activities regarding a transaction.

        By letter signed by the parties on November 10, 2005, SL Industries and Ault agreed to extend the exclusivity period set forth in the October 12, 2005 letter to end on November 23, 2005.

        On or about November 16, 2005, Ault disclosed to SL Industries a new accounting issue affecting its financial statements and indicated that Ault would need further time to review and investigate this issue. SL Industries then suspended its activities with respect to a transaction with Ault while Ault dealt with the effect of this new issue on its financial statements.

        In late November 2005, Mr. Taylor and Mr. Johnson had several conversations by telephone in which they discussed Ault's most recent accounting issues and the potential impact on Ault's historical and projected financial statements.

        On December 1, 2005, Mr. Taylor phoned Mr. Johnson and proposed a cash offer price of $2.00 per share. The Ault Board of Directors discussed this proposal in a meeting held at Ault's headquarters on December 6, 2005, and authorized Mr. Johnson to submit a counter offer of $3.10 per share in cash, which he did later that day by telephone.

        On December 9, 2005, Mr. Taylor and Mr. Johnson had multiple discussions by telephone in which they discussed the offer price. That afternoon, with authorization from a designated sub-committee of the Ault Board of Directors, Mr. Johnson proposed a cash offer price of $2.90 per share.

        On December 11, 2005, Mr. Taylor phoned Mr. Johnson and agreed to the cash price of $2.90 per share of common stock conditioned on satisfactory completion of due diligence, obtaining all necessary consents and approvals, and certain other conditions, but not subject to financing.

        From December 12, 2005 until December 15, 2005 attorneys and other representatives of SL Industries and Ault negotiated final terms of transaction documentation.

        On December 16, 2005, Ault's Board of Directors met in Minneapolis, Minnesota to take formal action on the proposed offer of SL Industries to acquire all outstanding shares of Ault common stock for $2.90 per share in cash, as reflected in transaction documents in substantially final form provided to the directors in advance of the meeting. The Board received and discussed Stephens Inc.'s report and opinion regarding the fairness of the proposed transaction from a financial point of view, as well as advice of counsel regarding the terms of the transaction contained in the draft definitive documents. Following the Stephens Inc. presentation and discussion, the Special Committee of Ault's Board of Directors appointed to consider the Offer and the Merger met separately, held further discussions with Stephens and counsel and unanimously approved the proposed transaction and recommended that the

Board of Directors of Ault approve the Offer and the Merger. Thereafter, Ault's entire Board met, discussed the proposed transaction and unanimously approved the Offer and the Merger. On December 16, 2005, SL Industries' Board of Directors met and unanimously approved the Offer and the Merger.

        After the close of the financial markets on the afternoon of Friday, December 16, 2005, the parties finalized, executed and delivered the Merger Agreement, the Shareholders Agreement and the Stock Option Agreement.

        Before the opening of the financial markets on the morning of Monday, December 19, 2005, SL Industries and Ault issued separate press releases relating to the proposed Offer and Merger. The press release issued by Ault also described a restatement of the financial statements of Ault for certain periods.

        On December 23, 2005, in accordance with the Merger Agreement, SL Industries commenced the Offer.

  Reasons For The Recommendation of The Board of Directors.

        In reaching its recommendations described at the beginning of this Item 4, the Board of Directors has considered a number of factors, including the following:

  •
  The Board considered the current and historical financial condition and results of operations of the Company, as well as management's estimate of financial results for its fiscal year ending May 28, 2006 (Fiscal 2006), and the Board considered the risks facing the Company and risks involved in achieving its Fiscal 2006 financial objectives.

  •
  The Board considered the challenges that the Company faces in seeking to achieve its objectives including risks related to senior management succession and transition, including the possible retirement of Mr. Frederick Green, the Company's CEO, and difficulties and risks associated with finding a new chief executive to implement the Company's strategies.

  •
  The Board considered the Company's difficulty in achieving its business and financial objectives during the past several years.

  •
  The Board considered the Company's size and position in the industry in which it competes and the fact that the Company is too large to be considered a niche player and too small to compete on a broad level with larger, better-capitalized competitors.

  •
  The Board considered the challenging current and expected conditions in the Company's business, the fact that many of the Company's existing products are legacy products and are not expected to produce significant growth and the fact that growth in the near future is principally dependent upon one customer and the risks in that relationship.

  •
  The Board considered the expense and risk of remaining a public company and the need to improve its financial controls and disclosure controls.

  •
  The Board considered the Company's current cash position, its operating losses during the past several years and year to date operating losses and its limited borrowing capacity, as well as the fact that there is little analyst and investment community coverage or interest in the Company making it challenging to seek to rely on the public capital markets to provide capital to grow.

  •
  The Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares. The $2.90 Offer Price and Merger Consideration represents a 77% premium over the December 14, 2005 closing price of $1.66, which is the day before the Board received a fairness analysis from the Company's investment banker, a 53% premium over the 30-day average closing price of $1.90.

  •
  The Board considered Parent's ability to pay for the Shares and the likelihood that Parent had the financial resources to pay for the Shares. The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of cash consideration as compared to stock consideration. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would represent a taxable transaction for federal income tax purposes.

  •
  The Board considered presentations by its financial advisor, Stephens, Inc. ("Stephens") at Board meetings on January 18, 2005, May 27,2005 and December 16, 2005, and reviewed the opinion of Stephens, dated December 16, 2005, that, based upon and subject to certain considerations and assumptions, the Offer Price to be received by holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent and its affiliates). Stephens' analysis presented at the December 16, 2005 meeting calculated the intrinsic value of the Company using the following methodologies: comparison of market multiples of cash flow and operating income of similar businesses to the Company, review of transactions involving comparable businesses similar in size to the Company and estimates the value a control investor would place on the Company's business based on estimated future cash flows. A copy of the opinion delivered by Stephens to the Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by Stephens in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Shareholders are urged to read this opinion in its entirety.

  •
  The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which could allow shareholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer.

  •
  The Board recognized that the obligation of Parent and Purchaser to consummate the Offer and the Merger is subject to a limited number of conditions. The Board considered the financial strength of Parent and its ability to complete the transaction with a limited number of conditions. The Board noted the Offer is not conditional upon financing. The Board also considered the relative lack of typical regulatory approvals.

  •
  The Board considered the terms and structure of the Merger Agreement, including the advice of the Company's legal and financial advisers and considered several specific provisions of the Merger Agreement including but not limited to: (i) the condition of the Offer that a majority of all outstanding shares Common Stock that are not beneficially owned by Purchaser or its affiliates must be tendered and not withdrawn in order for the Purchaser to acquire Common Stock pursuant to the Offer (provided, for purposes of the Merger Agreement, shares that are subject to the Shareholders Agreement are not considered beneficially owned by the Purchaser), (ii) the definition of "material adverse effect" limiting the circumstances under with the Purchaser could withdraw the Offer; (iii) the right of the Board to respond to unsolicited competing offers in the exercise of fiduciary duties as described below and terminate the Merger Agreement as described below, and (iv) the deadline for completing the transaction by April 1, 2006 and the fact that no termination fee is owed if the Offer is not completed by that date in the absence of a material adverse effect or breach of the Merger Agreement and other conditions.

  •
  The Board considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, prior to the acceptance of Shares for purchase by Purchaser, the Company may furnish non-public information to a third party who makes an unsolicited, bona fide written acquisition proposal if, among other things,

    (1) neither the Company nor its officers and directors or agents have violated the provisions of the Merger Agreement related to soliciting third parties, (2) the Board determines in good faith after having taken into account the advice of its legal counsel that such action is required in order for such Board of Directors to comply with its fiduciary obligations to the Company's shareholders under applicable law, (3) the Company receives an executed confidentiality agreement with provisions substantially equivalent to the March 19, 2004 confidentiality agreement with Parent, and (4) the Company furnishes such nonpublic information that it provides to the potential suitor to Purchaser at the same time to the extent such information has not been provided to Purchaser previously. The Board also considered the fact that the Company must within 24 hours of receipt of competing takeover proposal or any request for nonpublic information, advise Purchaser orally and in writing of the proposal or request and describe the terms and identity of the suitor and keep Purchaser reasonably informed in all material respects on the status of the competing takeover proposal. The Board also considered that at any time prior to the acceptance of the Shares for Purchase, the Board may withdraw its recommendation or modify its approval or recommendation of the Offer, the Merger Agreement or Merger and approve and recommend a superior offer if an unsolicited bona fide offer is made to the Company that the Board determines in good faith after consultation with its financial adviser is superior to the Offer and Merger, and, following consultation with legal counsel, determines the withdrawal or modification of its approval of the Offer and the Merger is required to comply with the Board's fiduciary duties, but subject to the requirement that Purchaser must receive two business days notice that the Board intends to take such action, and after taking into account any proposed adjustments to the Offer or Merger proposed by Purchaser, the Board again concludes in good faith that the withdrawal or modification of the recommendation of the Offer or Merger is required to comply with its fiduciary duties.

  •
  The Board considered that the Company must pay a termination fee equal to $750,000 plus up to $500,000 in expenses to Parent only if prior to or at the time the Merger Agreement is terminated: (i) the Board withdraws or modifies in a manner adverse to Purchaser the Board's approval or recommendation of the Offer and Merger, (ii) the Company enters into a definitive written agreement with a third party that is a superior transaction to the Offer and Merger, or (iii) a suitor has made an unsolicited takeover proposal to the Company or its shareholders and the Board withdraws or modifies its recommendation of the Offer or Merger or the Company enters into a definitive agreement with such third party or Purchaser terminates the Merger Agreement on the grounds that the Company has materially breached the Merger Agreement, the Company has breached the covenants regarding conduct in response to a third party suitor or the Board has withdrawn its recommendation in a manner adverse to Purchaser or recommended a third party's transaction, or due to reasons other than a breach by Purchaser or Parent, the conditions to the Offer are not satisfied and the Offer has not been commenced in 30 days from the date of the Merger Agreement or Purchaser has terminated the Offer without accepting any Shares for payment, and within one year of termination of the Merger Agreement, the Company enters into a definitive written agreement constituting a superior offer if between the date of the Merger Agreement and the date of termination of the Merger Agreement, the third party was furnished non-public information regarding the Company or submitted a takeover proposal.

  •
  The Board considered the complementary nature of Parent's business and the Company's business and provisions in the Merger Agreement related to Parent's commitment to provide certain employee benefits.

  •
  The Board considered the fact that shareholders of the Company who believe that the terms of the Offer and Merger are unfair have the right to dissent from the Merger and demand payment for the fair value of their Shares, in lieu of the consideration to be received in the Merger in accordance with Minnesota law, if such shareholders do not tender their Shares in the Offer, do not vote in favor of the Merger if a vote is held, and otherwise comply with Minnesota law concerning the proper assertion of dissenters' rights.

        After considering these factors but not necessarily in the above order or relative importance, the Board concluded that the $2.90 Offer Price was an attractive price for shareholders in comparison to the values that the Company might reasonably achieve in the future as a stand-alone, independent company. The Board believed that this was particularly true in light of the risks and uncertainties involved in connection with the results that the Company could expect to achieve on its own. The Board also considered potential drawbacks and risks to the Offer and the Merger, including the following risks and factors:

  •
  The fact that the Merger Agreement prevents the Company from soliciting other offers and the fact that the Company did not negotiate with, or actively seek other offers from any other party.

  •
  The fact that the $750,000 termination fee and $500,000 expense reimbursement payable to Parent in certain circumstances may discourage a competing acquisition proposal from a third party, and the fact such fee is a relatively high percentage of the transaction value.

  •
  The Board considered interests of certain Company executives in the Offer and the Merger and the fact that certain options would accelerate and severance benefits could be payable (see Item 3 Effects of the Offer and the Merger Under Company Stock Plans and Agreements Between Company and its Executive Officers), and that the Company's offices and directors would receive indemnification for acts and omissions for six years following the Merger.

  •
  The Board considered areas of additional value in the Merger to Purchaser including projected net operating loss carry-forwards available to Purchaser, potential synergies and cost savings as a result of the Merger including but not limited to eliminating the Company's public reporting costs, consolidating facilities and reducing the workforce.

  •
  The fact that the Company has recently announced restatements of its financial results and is actively seeking to improve its internal and disclosure controls and these events, among others, have led to lack of investor confidence and lower stock price, and if the Company were to remain independent and improve its operating results and internal controls the Company's stock price might increase and a higher offer price might be achieved.

  •
  The fact that the all-cash price would not allow the Company's shareholders to participate in the benefits of any future growth of the combined entity.

  •
  The fact that the Purchaser received an option to purchase certain newly issued additional Shares, subject to certain conditions, and such option, if exercisable, will permit Purchaser to acquire up to 90% of the Shares to permit a short-form merger without a further shareholder meeting or vote.

  •
  The fact that each executive officer and director of the Company has entered into a Shareholders Agreement with Parent requiring each of them to tender their Shares in the Offer and vote in favor of the Merger if a meeting is held.

  •
  The restrictions of the conduct of the Company's business prior to the consummation of the Merger requiring that the Company refrain from certain actions that may delay or prevent the Company from undertaking business opportunities that could arise pending completion of the Merger.

  •
  The fact that some long-term shareholders may be receiving less than their basis in the Shares.

  •
  The fact that the all-cash price would be taxable to the shareholders.

        The foregoing discussion of the information and factors the Company Board reviewed in its consideration the Offer, the Merger Agreement and the Merger is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board of Directors. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board May have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

        (c)    Intent to Tender.    To the knowledge of the Company, each director and executive officer of the Company who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, except to the extent such tender would violate applicable securities laws. Each officer and director has executed Shareholders Agreement requiring each officer and director to tender and not withdraw their Shares in the Offer unless the Merger Agreement is terminated prior to the Purchaser's acceptance of the Shares for payment.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

        Pursuant to a letter agreement dated January 13, 2005, the Company retained Stephens to provide a fairness opinion and to perform such other financial advisory services as may be agreed upon by the Company and Stephens. With approval of Parent, the engagement letter was amended on May 26, 2005 and subsequently modified by letter dated November 9, 2005.

        Pursuant to the engagement letter as amended, the Company agreed to pay Stephens (i) a nonrefundable retainer fee of $25,000 upon execution of the engagement letter, (ii) a fee of $150,000 upon the rendering of a fairness opinion, plus an additional fee of $50,000 for each subsequent opinion with respect to amended or revised offers, and (iii) a success fee to be paid upon change of control if a business combination is consummated during Stephens' engagement or two years thereafter involving persons or entities contacted by Stephens. The amount of the success fee is to be determined by the total transaction value, but in no event less than $500,000 if a business combination is announced after June 15, 2005; provided that the success fee shall be reduced by the amount of fees paid by the Company pursuant to sections (i) and (ii) immediately above. Based on the Offer Price, total fees payable to Stephens upon change of control will be $500,000, of which $25,000 has already been paid by the Company. In addition, the Company has agreed to reimburse Stephens for reasonable out-of-pocket expenses as incurred.

        Pursuant to the engagement letter as amended, the Company has also agreed to indemnify Stephens and its affiliates, counsel and other professional advisors, and their respective directors, officers, controlling persons, agents and employees against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Stephens' engagement.

        Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject the Company.

        No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the

Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

        Rights Agreement.    Effective December 16, 2005, the Rights Agreement, dated as of February 13, 1996 by and between the Company and Wells Fargo Bank, N.A. formerly Norwest Bank of Minnesota, N.A., as Rights Agent, was amended (the "Amendment to Rights Agreement") (a) to render the Rights Agreement inapplicable with respect to the Offer, the Merger, the Merger Agreement and the transactions contemplated hereby and thereby and (b) to ensure that (i) neither Parent nor Purchaser nor any of their Affiliates (as defined in the Rights Agreement) or Associates (as defined in the Rights Agreement) is considered to be an Acquiring Person (as defined in the Rights Agreement) and (ii) the provisions of the Rights Agreement, including the occurrence of a Distribution Date (as defined in the Rights Agreement), are not and shall not be triggered by reason of the announcement or consummation of any of the other transactions contemplated by the Merger Agreement. A copy of the Amendment to Rights Agreement is attached hereto as Exhibit (e)(9) and is incorporated herein by reference.

        Minnesota Business Combination Act.    As a Minnesota corporation, the Company is subject to Section 302A.671 of the MBCA. In general, Section 671 would prevent an "interested shareholder" (generally defined as a person beneficially owning 10% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 671) with a Minnesota corporation for four years following the date such person became an interested shareholder unless: (1) before such person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination. In accordance with the provisions of 203A.673, a disinterested committee of the Board of Directors of the Company consisting of Ms. Barnett, Mr. Chang, Mr. Colwell, Mr. Larkin, and Ms. Pearson was established on May 10, 2005. Mr. Bentovim joined the committee on October 9, 2005. This committee approved the Merger Agreement and the transactions contemplated by the Merger Agreement on December 16, 2005, as described in Item 4 above and, therefore, the restrictions of Section 673 are inapplicable to the Merger.

        Control Share Acquisition Act.    Section 302A.671 of the Minnesota Business Corporation Act (the "MBCA") provides that, in a control share acquisition, the acquirer must provide an information statement to the target corporation, and shares acquired pursuant to the acquisition will have the same voting rights as other shares of the same class only if approved by a resolution of the target corporation's shareholders at a special or annual meeting (see Minn. Stat. § 302A.671, subd. 2, 4a). The shareholders of the target corporation have the right to sue to enforce this statute (see Minn. Stat. § 302A.671, subd. 5). A "control share acquisition" under the MBCA excludes an acquisition, after January 1, 1991, pursuant to an all-cash tender offer for all shares of the issuing corporation, in which the acquiring person will become the owner of over 50% o the voting stock of the issuing corporation, if prior to the offer's commencement, it is approved by a majority vote of a committee of disinterested members of the issuing corporation's board of directors (see Minn. Stat. § 302A.011, subd. 38(h)). This committee must be formed pursuant to Section 302A.673, subd. 1(d) of the MBCA, which is described below. As described in Item 4, the board formed such a committee on May 10, 2005, and the committee independently unanimously approved the merger agreement and related transactions on December 16, 2005.

        Takeover Disclosure Act.    Minnesota Statutes § 30B.03, subd. 1, generally requires the filing of a registration statement with the Commissioner of Minnesota State Department of Commerce (the "commissioner") prior to the commencement of a takeover offer. The commissioner may summarily suspend the effectiveness of the takeover offer within three days of the filing of the registration statement if the statement contains inadequate disclosure of material information related to the takeover offer (see Minn. Stat. § 30B.03, subd. 4a). If the commissioner orders such a suspension, a hearing will be held within ten days of the suspension to determine the adequacy of the disclosures contained in the registration statement, and the commissioner will issue a decision within three days of the hearing (see Minn. Stat. § 80B.03, subd. 5). If the commissioner determines that the registration statement violates the requirements of this statute, the commissioner will permanently suspend the effectiveness of the takeover offer, subject to the right of the offeror to file an amended registration statement (see Minn. Stat. § 80B.03, subd. 5). Parent and Purchaser have agreed to file with the commissioner any registration statement relating to the Offer required to be filed pursuant to Chapter 80B of the Minnesota Statutes.

        Takeover Offer Fair Price.    Section 302A.675 of the MBCA provides generally that within two years of purchasing shares in a takeover offer, an offeror may not acquire additional shares, including acquisitions by merger, unless the other shareholders have a reasonable opportunity to dispose of their shares on substantially equivalent terms as provided in the takeover offer (see Minn. Stat. § 302A.675, subd. 1). This statutory provision does not apply if, prior to purchase of shares pursuant to the takeover offer, a committee of the target corporation's board of directors approves the transaction (see Minn. Stat. § 302A.675, subd. 2). This committee must be composed of directors who (i) neither are officers or employees of, nor were during the five years preceding the formation of the committee, officers or employees of, the corporation or a related organization, (ii) are neither offerors or affiliates or associates of the offeror, (iii) were not nominated for election as directors by the offeror or an affiliate or associate of the offeror, and (iv) were directors at the time of the first public announcement of the takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors (see Minn. Stat. § 302A.675, subd. 2).

        The Company's board of directors and the special committee thereof formed in accordance with Sections 302A.673 and 302A.675 of the MBCA, have each at a meeting duly called and held, approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, and such approvals are sufficient so that Sections 302A.671, 302A.673 and 302A.675 of the MBCA will not impede the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement. No other "fair price," "merger moratorium," "control share acquisition" or other similar anti-takeover statute or regulation applies or purports to apply to the Offer, Merger, Merger Agreement or other transactions contemplated by the Merger Agreement, other than Chapter 80B of the Minnesota Statutes.

        Regulatory Approvals.    The Offer is not subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder, which provide that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

        Section 14(f) Information Statement.    The Information Statement attached hereto as Annex B to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be elected to the Company's Board of Directors other than at a meeting of the Company's shareholders.

Item 9. Material to be Filed as Exhibits.

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Letter to Shareholders of Ault Incorporated, dated December 23, 2005.*
(a)(2)
SL Industries and Lakers Acquisition Corp.'s Offer to Purchase dated December 23, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Lakers Acquisition Corp. filed on December 23, 2005).
(a)(3)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Lakers Acquisition Corp. filed on December 23, 2005).
(a)(4)	Press Release issued by the Company on December 19, 2005 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 of the Company filed on December 19, 2005).
(e)(1)
Agreement and Plan of Merger, dated as of December 16, 2005, among Ault Incorporated, SL Industries, Inc. and Lakers Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on December 22, 2005).
(e)(2)
Stock Option Agreement, dated as of December 16, 2005 among Ault Incorporated, SL Industries, Inc. and Laker Acquisition Corp. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on December 22, 2005).
(e)(3)
Shareholders Agreement between SL Industries Inc. and each of the Company's officers, directors and certain shareholders of Ault Incorporated dated December 16, 2005 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on December 22, 2005).
(e)(4)	Fairness Opinion of Stephens, Inc., dated December 16, 2005 (included as Annex A to the Statement).*
(e)(5)	The Information Statement of the Company dated December 23, 2005 (included as Annex B to this Schedule 14D-9).*
(e)(6)(1-8)	Conditional Resignation Letters dated December 16, 2005 of the Directors of the Board of Ault Incorporated.
(e)(7)	Confidentiality Agreement, dated March 19, 2004, between SL Industries, Inc. and the Company.
(e)(8)(1)	Exclusivity Agreement dated May 13, 2005, between SL Industries, Inc. and the Company.
(e)(8)(2)	Exclusivity Agreement dated October 12, 2005, between SL Industries, Inc. and the Company.
(e)(9)
Amendment to Rights Agreement, effective as of December 16, 2005, to the Rights Agreement, dated as of February 13, 1996 by and between the Company and Wells Fargo Bank N.A., formerly known as Norwest Bank of Minnesota, N.A. (incorporated by reference to Exhibit 4.1 to the Company's Form 8-A Amendment No. 2 filed with the Securities and Exchange Commission on December 22, 2005).
(e)(10)
Ault Incorporated Senior Management Change in Control Severance Pay Plan (incorporated by reference to Exhibit 10.6 to form 10-K/A for the fiscal year ended May 30, 2004 and filed with the Commission on October 7, 2005).

*
Included with the Statement mailed to shareholders.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AULT INCORPORATED
	By:	/s/ FREDERICK M. GREEN Frederick M. Green CEO and President
Dated: December 23, 2005

Annex A

December 16, 2005

Board of Directors
Ault Incorporated
7105 Northland Terrace
Minneapolis, MN 55428-1028

Members of the Board:

        We understand that a newly-formed, wholly-owned subsidiary (the "Purchaser") of SL Industries, Inc. ("SL") proposes to purchase all of the issued and outstanding shares of common stock (the "Common Stock") of Ault Incorporated (the "Company") in an all cash transaction pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), to be entered into by and among the Company, SL and the Purchaser (the "Proposed Transaction"). As contemplated, the Merger Agreement provides for SL to commence a cash tender offer (the "Offer") to acquire the Common Stock for $2.90 per share, net to the seller in cash (the "Offer Price"). Following a successful completion of the tender offer, if any, the Company will be merged with and into the Purchaser, and each issued and outstanding share of Common Stock, other than those shares held by the Company or SL, will be converted into the right to receive in cash the Offer Price. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger.

        You have requested our opinion as to the fairness to the disinterested shareholders of the Company from a financial point of view of the consideration to be received by the Company in the Proposed Transaction. For purposes of this opinion, the term "disinterested shareholders" means holders of the Company's Common Stock other than (a) directors, officers and employees of the Company, (b) any holder of 5% percent or more of the outstanding shares of Common Stock (assuming the exercise of convertible securities beneficially owned by the holder) and (c) SL and its affiliates.

        In connection with rendering our opinion we have:

  (i)
  analyzed certain publicly available financial statements and reports regarding the Company;

  (ii)
  analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning the Company prepared by management of the Company;

  (iii)
  discussed with management of the Company the operations of and future business prospects for the Company;

  (iv)
  reviewed the reported prices and trading activity for the Common Stock;

  (v)
  compared the financial performance of the Company as well as the prices and trading activity of the Company's Common Stock with that of certain other comparable publicly-traded companies and their securities;

  (vi)
  reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

  (vii)
  reviewed the terms and conditions of the Proposed Transaction as set forth in the Agreement and Plan of Merger, the Stock Option Agreement and the Shareholders Agreement, each as drafted on December 12, 2005;

  (viii)
  assisted in your deliberations regarding the material terms of the Proposed Transaction and your negotiations with SL;

A-1

  (ix)
  performed such other analyses and provided such other services as we have deemed appropriate.

        We have relied on the accuracy and completeness of the information and financial data provided to us by the Company, and our opinion is based upon such information. We have inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for our opinion, recognizing that we are rendering only an informed opinion and not an appraisal or certification of value. With respect to the financial projections prepared by management of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company.

        We have acted as financial adviser to the Board of Directors of the Company in connection with the Proposed Transaction and will receive a fee (and reimbursement of our expenses) for our services, a portion of which is contingent upon consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us against certain liabilities that could arise out of our engagement, including certain liabilities that could arise from providing this opinion letter. As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in securities or options on securities of the Company or of SL.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated, and on the information made available to us, as of the date hereof. We have assumed (a) that the Proposed Transaction will be consummated in accordance with the terms of the draft Merger Agreement dated December 12, 2005, without waiver, amendment or modification of any material terms, condition or agreement therein, (b) that in the course of obtaining the necessary regulatory or other consents and approvals (contractual or otherwise) for the Proposed Transaction, no delay, limitation, restriction or condition will be imposed that will have a material adverse effect on the contemplated benefits of the Proposed Transaction and (c) that the Company will not incur or be liable for any material costs or expenses in connection with obtaining, or as a result of not obtaining, regulatory or other consents or approvals (contractual or otherwise).

        This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Proposed Transaction nor is it intended to be a recommendation to any person as to any specific action that should be taken in connection with the Proposed Transaction. This opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of the Company, or any other party other than the Board of Directors of the Company. Neither this opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this opinion, a summary discussion of our underlying analyses and our role as your financial advisor may be included in communications to the Company's shareholders, provided that we approve of such disclosures prior to publication.

        Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion on the date hereof that the consideration to be received by the Company's disinterested shareholders in the Proposed Transaction is fair to them from a financial point of view.

Very truly yours,

STEPHENS INC.

/s/  STEPHENS INC.

A-2

Annex B

AULT INCORPORATED
7105 Northland Terrace
Minneapolis, Minnesota 55428-1028

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

General

        This Information Statement is being mailed on or about December 23, 2005 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 of Ault Incorporated (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by SL Industries, Inc. to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company other than at a meeting of the shareholders of the Company. Such election would occur pursuant to an Agreement and Plan of Merger (the "Merger Agreement") by and among Ault Incorporated, a Minnesota Corporation (the "Company"), SL Industries, Inc. a New Jersey Corporation ("Parent"), Lakers Acquisition Corp., a Minnesota corporation and a wholly owned subsidiary of Parent ("Purchaser"). The Merger Agreement is more fully described in Section 13 of the Offer to Purchase, which is enclosed with the Schedule 14D-9, of which this Information Statement is a part. Capitalized terms used and not defined in this Annex B have the meanings ascribed to them in the Schedule 14D-9.

        The Merger Agreement provides that, upon the consummation of the Offer, the Company shall cause Parent's designees to be elected to the Board of Directors of the Company (the "Company Board") under the circumstances described in the Merger Agreement.

        Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 23, 2005. The Offer is currently scheduled to expire at midnight, New York City time, on January 25, 2006, unless the Purchaser extends it. If the Offer is not extended and all conditions to the Offer have been satisfied or waived, Purchaser and Parent will be obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn and Purchaser will be entitled to designate directors for election to the Board of Directors. If the Merger Agreement is terminated or if Purchaser does not accept Shares tendered for payment, then Purchaser will not have any right to designate directors for election to the Board of Directors.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder. Information set forth herein related to Parent, Purchaser or the Parent Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

Rights to Designate Directors and Purchaser Designees

        The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment by Purchaser for, shares of Common Stock equal to at least a majority of all outstanding shares of common stock no par value of the Company including associated preferred stock purchase rights (collectively the "Shares") not including Shares beneficially owned by Parent, Purchaser of their affiliates, pursuant to the terms of the Offer, Purchaser shall be entitled to designate up to such number of directors on the Board of Directors of the Company, rounded up to the next whole number, as will give Purchaser representation on the Board of Directors of the Company equal to at least that number of directors which equals the product obtained by multiplying the total number of directors on the Board of Directors of the Company (including not less than two disinterested directors who are directors of the Company as of the date of the Merger Agreement and giving effect to the directors elected pursuant to this sentence) by the percentage of the number of Shares purchased in the Offer bears to the total number of Shares outstanding.

        The Company has agreed to secure the resignations of such number of the Company's current directors as is necessary to enable Parent's designees to be elected to the Board. The current directors who may be asked to resign have not yet been identified. If requested by Parent, immediately following the first purchase of Shares in the Offer, the Company will also cause directors designated by Parent to constitute at least the same percentage (rounded to the next whole number) of each committee of the Board of Directors as is on the Board of Directors as of December 16, 2005. The Company must also use its best efforts to assure that until the Effective Time, the Board contains at least two disinterested directors as determined under Minnesota law. Such disinterested directors will have indemnification rights under the Merger Agreement, the Company's Articles of Incorporation and Bylaws, and will be entitled to retain independent legal counsel at Company expense, in case of a conflict with Company counsel. If there is only none or only one disinterested director at any time prior to the Effective Time, the Board of Directors may fill such vacancies with persons who are not officers or directors of the Company or its subsidiaries.

        Parent has informed the Company that it will choose its designees to the Company Board from the directors and executive officers of Parent and Purchaser (the "Parent's Designees") listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's shareholders together with the Schedule 14D-9. However, Purchaser has not yet named such persons. Parent has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to serve as a director of the Company if appointed or elected. The information about these persons in the Offer to Purchase is incorporated herein by reference. The address of each such person is set forth in the Offer to Purchase. To the Company's knowledge, except as disclosed in the Offer to Purchase, none of the Purchaser "s Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent, Purchaser and the Company that have been described in the Schedule TO or the Schedule 14D-9. The Company expects that the Purchaser Designees will constitute the majority of the Company's Board of Directors.

Certain Information Concerning the Company

        The Company's Common Stock no par value is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the shareholders of the Company. As of the close of business on December 16, 2005, there were 4,861,192 outstanding shares of Common Stock, of which Parent and Purchaser, have advised the Company that they beneficially own 234,169 shares as of the date hereof.

[Remainder of page intentionally blank]

Information Concerning Directors and Executive Officers of the Company

        The Company's Board of Directors consists of eight members that are elected to annual terms. Information regarding the Company's directors and their principal occupations are set forth below, based upon information furnished to the Company by such persons. Unless otherwise indicated, each of the directors has held their respective positions for more than the past five years.

Director Name and Age	Principal Occupation and Other Directorships	Director Since
Carol A. Barnett (41)	Vice President, Medtronic, Inc. Gastroenterology-Urology; Neurological Marketing and Business Development Director, Medtronic; from 1998 to 2000, Neurological Marketing Manager, Medtronic, Inc.	2001
Lyron Bentovim (36)	Managing Director for Skiritai Capital, a San Francisco-based investment adviser from 2001 to present; President of Web Brix, Inc., a consultant to online retailers, from 2000 to 2001.	2005
Brian T. Chang (46)	Chief Executive Officer, Pacific Investment Partners, January 2004 to present; Vice chairman, Taiwan Pacific Gas manufacturing since January 2004; Chairman, Taiwan Pacific Gas Manufacturing Company from 2001 to 2004; from 2001 to 2002, Vice President, Alliance Capital; from 1994 to 2000, President, Pacific Investment and Consulting.	2005
John Colwell, Jr. (48)	President and Chief Executive Officer, Advanced Web Technologies, LLC since September 2005; Chairman and Chief Executive Officer, Web Label; from 1997 to 2000, President, Colwell Industries.	2000
Frederick M. Green (62)	Chairman, President and Chief Executive Officer of the Company; Director, Communications Systems, Inc. (telecommunications).	1979
John G. Kassakian (62)	Professor of Electrical Engineering and Director, Laboratory for Electromagnetic and Electronic Systems, Massachusetts Institute of Technology; Director, American Power Conversion.	1984
David J. Larkin (66)	Management Consultant since 1995; Executive Vice President and Chief Operating Officer, Jostens, Inc. in 1998 and 1999; Chairman, President and Chief Executive Officer, Honeywell Limited in Canada from 1992 - 1995.	1998
Marvonia Pearson Walker (48)	Regional Sales President, WW Grainer, Inc.; Vice President, AT&T's Georgia Community Relations and High Speed Computer Networking Director through June 2004; from December 1999 to September 2000, Marketing Director, AT&T.	2001

Director Compensation

        The Board's compensation program is designed to provide compensation at levels to meet competitive conditions for the retention and recruitment of qualified individuals to serve as directors on the Board of Directors. Members of the Board who are not otherwise employed by the Company receive, at the time of election or reelection to the Board, an option to purchase 2,000 shares of the Company's common stock at a purchase price equal to the fair market value of the Company's common stock on the date of such election or reelection. In addition, each non-employee member of the Board of Directors is also paid an annual fee of $4,000, plus $500 for each Board meeting or Board committee meeting attended. During fiscal year 2005, Mr. Kassakian received a $600.00 monthly fee in exchange for certain consulting services provided to the Company.

Board Meetings; Committees

        Compensation Committee.    The Compensation Committee provides oversight of the overall compensation strategy of the Company, reviews and recommends to the Board of Directors the compensation of the Company's Chief Executive Officer and the other executive officers, administers the Company's equity based compensation plans and oversees the Company's 401(k) plan and similar employee benefits plans. The Compensation Committee operates under a charter approved by the Board. Each of the members of the Compensation Committee is independent under Nasdaq listing standards. The Compensation Committee met one time during fiscal 2005. The current members of the Compensation Committee are David J. Larkin, Chair, John Colwell, Jr. and Marvonia Pearson Walker. The report of the Compensation Committee is found on page B-9.

        Nominating and Governance Committee.    Our Nominating and Governance Committee was originally established in 1997 and its responsibilities currently include reviewing the size and composition of the Board, identifying individuals qualified to become Board members, recommending to the Board director nominees to be elected at the annual meeting of shareholders, and facilitating director education and self assessment. The Committee operates under a charter approved by the Board that is available on the Company's website. The current members of the Nominating and Governance Committee are John G. Kassakian, Chair, John Colwell, Jr. and Carol A. Barnett. Each of the members of the Nominating and Governance Committee is independent under Nasdaq listing standards. The Committee did not meet during fiscal 2005.

        The Nominating and Governance Committee met once in October to consider the nomination of Mr. Bentovim to the Board, and recommended that he join the board. Mr. Bentovim approached the Company and asked to become a member of the Board of Directors in September 2005. After reviewing Mr. Bentovim's experience and qualifications, including the fact that his firm is the Company's largest shareholder, in late September, the Nomination and Governance Committee recommended that Mr. Bentovim join the Board.

Director Independence

        The Board of Directors has adopted director independence guidelines that are consistent with the definitions of "independence" set forth in Section 301 of the Sarbanes-Oxley Act of 2002, Rule 10A-3 under the Securities Exchange Act of 1934 and Nasdaq listing standards. In accordance with these guidelines, the Board of Directors has reviewed and considered facts and circumstances relevant to the independence of each of our directors and director nominees and has determined that each of the following directors qualifies as "independent" under Nasdaq listing standards: Carol A. Barnett, Lyron Bentovim, Brian T. Chang, John Colwell, Jr., John G. Kassakian, David J. Larkin and Marvonia Pearson Walker.

Director Nominations

        Our Nominating and Governance Committee is the standing committee responsible for recommending to our full Board of Directors the nominees for election as directors at our annual shareholder meetings. The Committee periodically reviews the composition of the full Board to determine the qualifications and areas of expertise needed to further enhance the composition of the Board and works with management in attracting candidates with those qualifications. In making its recommendations, the Committee considers, among other things, relevant experience, integrity, ability to make independent analytical inquiries, understanding of the Company's business, relationships and associations related to the Company's business, personal health and a willingness to devote adequate time and effort to Board responsibilities.

Nominations by Shareholders

        The Nominating and Governance Committee will consider qualified candidates for election to the Company's Board that are submitted by our shareholders. Shareholders can submit qualified candidates, together with appropriate biographical information, to the Nominating and Governance Committee at: 7105 Northland Terrace, Minneapolis, Minnesota 55428. Submissions will be forwarded to the Chair of the Nominating and Governance Committee for review and consideration. Any shareholder desiring to submit a director candidate for consideration at our 2006 Annual Meeting must ensure that the Company receives the submission no later than May 31, 2006 in order to provide adequate time for the Company's Nominating and Governance Committee to properly consider the candidate.

Executive Officers

        Following is information regarding the Company's executive officers other than Mr. Green (whose information is set forth above with the other directors).

Name and Age	Position	Executive Officer Since
Frederick M. Green (62)	President and Chief Executive Officer	1980
Gregory L. Harris (52)	Vice President of Business Development	1988
William J. Birmingham (64)	Interim Chief Financial Officer	2005
Xiaodong Wang (47)	Vice President, Asia Pacific	2000

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

        The following table shows, for fiscal years ended May 29, 2005, May 30, 2004, and June 1, 2003, the cash compensation paid by the Company, as well as certain other compensation paid or accrued for these years, to Frederick M. Green, the Company's President and Chief Executive Officer, and to certain other most highly compensated executive officers of the Company (together with Mr. Green, the "Named Executive Officers") whose total cash compensation exceeded $100,000 during fiscal year 2005 in all capacities in which they served:

Summary Compensation Table

Name and Position	Fiscal Year	Annual Cash Compensation(1)	Long-Term Comp. Securities Underlying Options(2)	All Other Compensation
Frederick M. Green President and Chief Executive Officer	2005 2004 2003	$307,732 313,811 292,218	12,500 12,500 20,000	$4,022 5,021 4,800	(3) (3) (3)
Gregory L. Harris Vice President Business Development	2005 2004 2003	$174,157 174,157 165,942	8,000 8,000 12,000	$3,419 3,447 3,368	(4) (4) (4)
Xiaodong Wang Vice President Asia Pacific	2005 2004 2003	$171,435 163,969 162,679	8,000 8,000 12,000	$3,755 3,845 3,707	(5) (5) (5)
Donald L. Henry Vice President and Chief Financial Officer	2005 2004 2003	$164,290 164,433 156,541	8,000 8,000 12,000	$3,177 3,755 3,845	(6)(7) (6) (6)

(1)
Represents base compensation paid to the named executives; includes bonuses for fiscal 2005 and 2004.

(2)
Reflects the number of shares that may be purchased pursuant to options granted in the year indicated.

(3)
Reflects 401(k) matching contributions of $2,368, $2,960 and $2,876 under the Company's Profit Sharing and Retirement Plan in 2005, 2004 and 2003 respectively, and the payment of $1,654, $2,061 and $1,924 for life insurance premiums in 2005, 2004 and 2003 respectively.

(4)
Reflects 401(k) matching contributions of $1,847, $1,875 and $1,911 under the Company's Profit Sharing and Retirement Plan in 2005, 2004 and 2003 respectively, and the payment of $1,572, $1,572 and $1,457 for life insurance premiums in 2005, 2004 and 2003 respectively.

(5)
Reflects 401(k) matching contributions of $2,249, $2,339 and $2,285 under the Company's Profit Sharing and Retirement Plan in 2005, 2004 and 2003 respectively, and payments of $1,506, $1,506 and $1,422 for life insurance premiums in 2005, 2004 and 2003 respectively.

(6)
Reflects 401(k) matching contributions of $1,670, $2,077 and $1,023 under the Company's Profit Sharing and Retirement Plan in 2005, 2004 and 2003 respectively, and payment of $1,507, $1,507 and $1,421 for life insurance premiums in 2005, 2004 and 2003 respectively.

(7)
Mr. Henry received a severance payment of $78,270 on September 1, 2005. The severance payment is over and above the amounts listed in the annual cash compensation table.

Option Grants in Fiscal Year 2005

        The following table contains information concerning grants of stock options to the Named Executive Officers during the fiscal year ended May 29, 2005:

					Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term
		Percent of Total Options Granted to All Employees In Fiscal Year
	Number of Securities Underlying Options Granted
			Exercise Price Per Share	Expiration Date
					5%	10%
Frederick M. Green	12,500	13.92%	$2.99	7/22/2009	$10,326	$22,817
Gregory L. Harris	8,000	8.91%	2.99	7/22/2009	6,608	14,603
Xiaodong Wang	8,000	8.91%	2.99	7/22/2009	6,608	14,603
Donald L. Henry	8,000	8.91%	2.99	7/22/2009	6,608	14,603

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Option Exercises in Fiscal Year 2005 and Fiscal Year-End Options Outstanding

        The following table sets forth information with respect to the Named Executive Officers concerning exercise of options and employee stock purchase plan activity during the fiscal year ended May 29, 2005, and unexercised options held as of May 29, 2005. The closing price of $2.25 per share of the Company's Common Stock on May 27, 2005, the last trading day for the fiscal year ended May 29, 2005, was below all the grant exercise prices of all options outstanding as of May 29, 2005.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End
	Shares Acquired On Exercise	Value(1) Realized
			Exercisable	Unexercisable
Frederick M. Green	11,167	$11,601	269,375	20,625
Gregory L. Harris	0	0	112,500	13,000
Xiaodong Wang	0	0	30,000	13,000
Donald L. Henry	9,208	10,129	52,500	13,000

(1)
Value is the difference between the exercise price of the option and the closing price of the shares on the date of exercise.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

        The Compensation Committee of the Board of Directors administers our executive compensation programs. The Committee is currently composed of independent, non-employee directors, none of whom was at any time during the past fiscal year an officer or employee of the Company, was formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company.

        Mr. Green, the Company's Chairman, President and Chief Executive Officer, participated in the deliberations of the Compensation Committee regarding executive compensation that occurred during fiscal 2005, but did not take part in deliberations regarding his own compensation. Mr. Green's participation in the deliberations of the Compensation Committee included providing information on the performance of other employees and advisory recommendations regarding the appropriate levels of compensation for the Company's officers.

Change in Control Severance Pay Plan

        Senior Management Change in Control Severance Plan.    In August 1998, the Board of Directors approved the Senior Management Change in Control Severance Plan (the "Severance Plan") that provides certain benefits to executive officers and senior management employees in the event of a termination of employment other than for cause or good reason in the 18-month period following a change in control. There are nine eligible employees under the Severance Plan. The Board adopted the Severance Plan to assist the Company in recruiting and retaining senior employees, assure continuity of executive officers upon a change in control, and ease the transition to new employment for executive officers and senior management that are terminated as a result of a change in control.

        Summary of Severance Benefits.    Eligible employees are entitled to severance benefits if employment is terminated within 18 months of a change in control for reasons other than death, for cause or for a good reason. Severance benefits are also due if a termination occurs prior to a change in control if the termination of employment is a condition to the change in control transaction, or otherwise insisted upon by a party to the change in control transaction. Employees eligible for the Severance Plan consist of selected executive officers and senior management level employees. Severance benefits include: (i) a lump sum cash payment of one time or two times the employee's annual base salary plus the maximum bonus that would be payable in the year of termination,

(ii) continued or substantially equivalent health, dental, vision, life, disability and other benefits for the employee and dependents for one year, or an additional 15% of the lump sum payment plus any taxes due on such additional 15% in lieu of the Company continuing such benefits, (iii) up to 30% of base salary in outplacement counseling; (iv) additional payments to cover any excise taxes due on account of payments under the Severance Plan and (v) indemnification and advancement of expenses for any claims arising from the eligible participant's service to the Company subject to applicable law. Mr. Green, Mr. Harris and Mr. Wang are eligible for two times annual base salary and bonus, all other eligible employees are entitled to one-times annual base salary and bonus.

        Summary of Key Definitions.    The Severance Plan defines termination for cause which would disqualify a participant from severance as: (i) gross misconduct materially and demonstrably injurious to the Company, (ii) willful and continued failure by the employee to perform substantially his or her duties after a demand for performance by the Board of Directors unless excused by incapacity caused by mental or physical illness, or (iii) conviction of willfully engaging in illegal conduct constituting a felony or gross misdemeanor which is materially and demonstrably injurious to the Company or which impairs the employee's ability to do his or her duties. A good reason permitting an eligible employee to terminate employment and receive severance benefits is defined as: (i) an adverse change in the employee's status or position as an executive officer or senior management employee, (ii) a reduction in base salary, (iii) the failure to continue a material benefit plan, (iv) requiring the eligible employee to be based more than 25 miles from his or her officer prior to the change in control or (v) the failure of the successor company to assent to honoring the Severance Plan. A change in control under the Severance Plan is defined as: (i) a sale of all or substantially all assets of the Company, (ii) approval by shareholders of a plan to liquidate or dissolve the Company, (iii) a person acquiring more than 20% but less than 50% of the Company's Common Stock without prior Board approval, (iv) a merger in which the Company is owner of at least 50% but not more than 80% of the surviving company unless pre-approved the Company's Board of Directors, (v) a change in Board of Directors such that the directors prior to the change in control do not constitute a majority of the Board or (vi) a change in control required to be disclosed under the Exchange Act.

COMPENSATION COMMITTEE REPORT

        The Compensation Committee is composed exclusively of non-employee members of the Company's Board of Directors who qualify as "independent" directors under the listing rules of Nasdaq. The Committee determines cash compensation for the Chief Executive Officer and other executive officers, based on qualitative and quantitative measures of performance, and makes recommendations to the Board for approval. The Committee also determines stock option awards under the Company's Stock Option Plan.

Executive Officer Compensation Policy

        The Committee's policy is to provide executive compensation that is externally competitive at the various professional levels. Application of the policy utilizes retrospective quantitative criteria, as well as qualitative evaluation of individual initiatives and achievements. It is also the Committee's policy to encourage and recognize strategic actions that position the Company to better compete in its markets for enhanced operational results in the longer term. As a result of these factors, the actual change in compensation for any particular executive officer for a particular year may not necessarily reflect operational results of the preceding year. The Company utilizes independently conducted market surveys to obtain comparative compensation data that it uses to assess and make changes to compensation program for the Company's senior executives.

Compensation Elements

        Compensation currently paid to the Company's executive officers principally consists of three elements: base salary, incentive compensation and annual stock option awards.

        Salary.    The base salary of the Company's executive officers is generally established by reference to base salaries paid to executives in similar positions with similar responsibilities based on publicly available compensation surveys. Base salaries of all executive officers are reviewed at the beginning of each fiscal year, although adjustments, if any, to base salary are implemented throughout the fiscal year beginning on the anniversary date of each executive's date of employment. During the fiscal year ended May 29, 2005 the Committee did not make any changes to the base compensation of the Company's executive officers in effect for the prior fiscal year, except that the annual base compensation of Mr. Wang was increased by approximately $8,000 to reflect increased responsibilities. The Committee regards base compensation paid to the Company's executive officers as reasonable in relation to published information regarding compensation of executives with similar responsibilities.

        Incentive Compensation.    The Company's executive officers participate in an incentive compensation program based upon the Company reaching defined revenue and income targets established at the beginning of the fiscal year. Because of the level of the Company's fiscal 2005 revenues in comparison to targets set at the beginning of the fiscal year, under this program each executive officer, other than Mr. Henry, is due to received cash incentive compensation equal to 2.5% of his fiscal 2005 base salary, or $15,942 in the aggregate.

        Options/Stock Based Compensation.    Stock options are generally awarded at the beginning of each fiscal year under stock option plans approved by the Company's shareholders. Options are granted at an exercise price that is equal to the fair market value of a common share on the date of the grant. The Committee believes that stock ownership by management derived from granting of stock options is beneficial because it aligns the interests of executives with the interests of shareholders. It serves to further encourage superior management performance and specifically motivates executives to remain focused on factors that enhance the market value of the Company's common stock. At the beginning of fiscal year 2005, the Committee granted stock options to purchase 36,500 shares of common stock to executive officers, which represented approximately 41% of the total options granted to all officers and key employees.

Chief Executive Officer Compensation

        Frederick M. Green, the Company's President and Chief Executive Officer, is evaluated by the same factors applicable to the evaluation of other executive officers, as described above, and participates in the same executive compensation plans provided to the other senior executives. The Compensation Committee did not make any adjustment to Mr. Green's base salary in fiscal 2005. Following the completion of fiscal 2005, because of the level of the Company's fiscal 2005 revenues in comparison to targets set at the beginning of the fiscal year, Mr. Green will receive cash incentive compensation of $7,330, which represents 2.5% of his fiscal 2005 base salary, under the incentive compensation applicable to all executive officers for fiscal year 2005. Mr. Green was also awarded stock options to acquire 12,500 shares of Company common stock at the beginning of fiscal year 2005. The Committee regards Mr. Green's compensation as reasonable in relation to published information on compensation of executives with similar responsibilities.

Submitted by the Compensation Committee of the Company's Board of Directors:

David J. Larkin, Chair	John Colwell, Jr.	Marvonia Pearson Walker

Director Compensation

        Members of the Board who are not otherwise employed by the Company receive, at the time of election or reelection to the Board, an option to purchase 2,000 shares of the Company's common stock at a purchase price equal to the fair market value of the Company's common stock on the date of such election or reelection. In addition, each non-employee member of the Board of Directors is also paid an annual fee of $4,000, plus $500 for each Board meeting or Board committee meeting attended.

STOCK PERFORMANCE GRAPH

        The Securities and Exchange Commission requires the Company to include a line graph presenting comparative cumulative, five-year shareholder returns on an indexed basis with a broad market index and either a nationally-recognized industry standard or an index of peer companies selected by the Company. The Company has chosen the Nasdaq Market Index (U.S. Companies) as its broad market index and the S&P 500 Electrical Components & Equipment Index as its peer-group index. The graph below compares the cumulative total return of the Company's Common Stock over the last five years, assuming a $100 investment on the last business day of fiscal year 2000.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN

		INDEXED RETURNS Years Ending
Company/Index	Base Period 5/28/00
		6/3/01	6/2/02	6/1/03	5/30/04	5/29/05
AULT INC	100	100.87	84.52	33.91	51.83	41.74
NASDAQ MARKET INDEX (U.S.)	100	67.14	50.73	50.41	62.63	65.44
S&P 500 ELECTRICAL COMPONENTS & EQUIPMENT	100	95.39	88.18	82.18	102.82	127.16

Security Ownership of Certain Beneficial Owners and Management

        The following table provides information as of December 16, 2005, unless otherwise specified, concerning the beneficial ownership of the Company's Common Stock by (i) all shareholders known to the Company to hold five percent or more of the Common Stock of the Company based on (ii) each of the Company's directors, and each executive officer named in the Summary Compensation Table below and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, all beneficial owners have sole voting and investment power over the shares held.

Beneficial Owner	Shares Beneficially Owned(1)		Percent of Class
Skiritai Capital, LLC 601 Montgomery Street, Suite 1112 San Francisco, CA 94111	719,098	(2)	14.79%
Nidec America Corporation 318 Industrial Lane Torrington, CT 06790	488,000	(3)	9.1%
Royce & Associates, Inc. 1414 Avenue of the Americas New York, NY 10019	478,500	(4)	9.8%
Weeden & Co., L.P 145 Mason Street Greenwich, Connecticut 06830	319,700	(5)	6.4%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401-1038	312,292	(6)	6.4%
Frederick M. Green	389,027	(7)	7.6%
William J. Birmingham	0		*
Carol A. Barnett	11,000		*
Lyron Bentovim	719,098	(2)	14.79%
Brian T. Chang	6,000		*
John Colwell, Jr.	10,000		*
John G. Kassakian	36,000		*
David J. Larkin	19,000		*
Marvonia Pearson Walker	10,000		*
Gregory L. Harris	133,500		2.7%
Xiaodong Wang	51,000		1.0%
All directors and officers as a group (11 persons)	1,384,625		25.7%

*
Indicates less than one percent.

(1)
For each director and all officers and directors as a group, share and percent ownership information reflects the following numbers of shares of Common Stock that may be purchased pursuant to stock options that are exercisable within 60 days of the date hereof: Mr. Green,

  282,500 shares; Mr. Birmingham, none; Ms. Barnett, 10,000 shares; Mr. Chang, 6,000 shares; Mr. Colwell, 10,000 shares; Mr. Kassakian, 17,000 shares; Mr. Larkin, 14,000 shares; Ms. Pearson Walker, 10,000 shares; Mr. Harris, 133,500 shares; Mr. Wang, 51,000 shares; and all directors and officers as a group, 534,000 shares.

(2)
Based on the Schedule 13G/A filed with the Securities and Exchange Commission on October 6, 2005 by SKIRITAI Capital, LLC, the investment adviser and manager of the Leonidas Opportunity Fund, L.P. and Leonidas Opportunity Offshore Fund, Ltd. According to the Schedule 13G/A, Russell R. Silvestri and Lyron L. Bentovim, the managing partners of SKIRITAI Capital, LLC share the sole voting and dispositive power over the shares reported therein.

(3)
Based on the Schedule 13G filed with the Securities and Exchange Commission by Nidec America Corporation on July 24, 2002, the most recent public filing available. The 488,000 shares reported represent shares that are immediately issuable upon conversion of 2,074 shares of Series B Convertible Preferred Stock of the Company. Nidec Corporation, the parent company of Nidec America Corporation, is also deemed to beneficially own such shares.

(4)
Based on the Schedule 13G/A filed with the Securities and Exchange Commission on January 21, 2005 by Royce & Associates, LLC.

(5)
Based on the Schedule 13G filed with the Securities and Exchange Commission on January 26, 2005.

(6)
Based on the Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2005 by Dimensional Fund Advisors, Inc. ("DFA"). DFA disclaims beneficial ownership of the shares, which are owned by four investment companies and other group trusts and accounts for which DFA provides investment advice and/or serves as investment manager.

(7)
Includes 4,732 shares owned by Mr. Green's spouse.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

        Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. These insiders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5. To the Company's knowledge, and based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, all required Section 16(a) filings applicable to directors, executive officers and greater than 10% shareholders in fiscal 2005 were timely filed.

Audit Committee Report

General Information

        The Audit Committee of the Board of Directors is responsible for, and takes an active role in, providing independent, objective oversight of the Company's financial accounting and reporting by overseeing and monitoring the system of internal controls established by management and monitoring the participation of management and the independent auditors in the financial reporting process. The Audit Committee is comprised of independent directors and acts under the Audit Committee Charter first adopted and approved by the Board of Directors on April 25, 1996, as subsequently amended through August 11, 2004. The Board and the Audit Committee believe that each member of the Audit Committee is an "independent director" as that term is defined by Nasdaq listing standards.

Meetings of the Audit Committee

        The Committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention it deems necessary or appropriate to fulfill its oversight responsibilities under the Audit Committee Charter. The Audit Committee held five meetings during fiscal year 2005. The meetings were designed to facilitate and encourage private communication between the Audit Committee and the Company's independent accountants. The Audit Committee met with representatives of Grant Thornton, the Company's auditors, five times.

        During meetings with Grant Thornton, the Audit Committee reviewed and discussed the audited financial statements of the Company for fiscal 2005. The discussions with Grant Thornton also included the matters required by Statement on Auditing Standards (SAS) No. 61 (Communication with Audit Committees), as amended by SAS 89 and SAS 90 (Audit Committee Communications). Grant Thornton provided to the Audit Committee the written disclosures and the letter regarding its independence as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with the Audit Committee their independence from the Company and its management.

        Based on the discussions with management and Grant Thornton, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended May 29, 2005, filed with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Company's Board of Directors:

John Colwell, Jr., Chair	Carol A. Barnett	Brian T. Chang

        The Report of the Audit Committee and the information contained in the Report will not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A or 14C of the Securities Act of 1933, as amended, other than as provided in Item 306 of Regulation S-K thereunder, or subject to the liabilities of Section 18 of the Securities and Exchange Act of 1934, as amended, and will not be deemed incorporated into any filings of the Company other than this Information Statement, except as specified by the Company.

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Persons.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject the Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Material to be Filed as Exhibits.
SIGNATURE
  Annex A
  Annex B